UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-28144

(Check One): [X] Form 10-K and 10-KSB  [ ] Form 20-F  [ ] Form 11-K
             [ ] Form 10-Q and 10-QSB  [ ] Form N-SAR

For Period Ended:  December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     Nothing on this Form shall be construed to imply that the Commission has verified any information contained herein

PART I. REGISTRANT INFORMATION

                               Trimol Group, Inc.
                             Full Name of Registrant

                                       N/A
                            Former Name if Applicable

        1285 Avenue of the Americas, 35th Floor, New York, New York 10019
                      Address of Principal Executive Office

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons  described  in  reasonable  detail in Part III of this form
     could not be eliminated without unreasonable effort or expense          [x]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K and Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q and Form 10-QSB, or portion thereof will be filed on or before
     the fifth calendar day following the prescribed due date                [x]

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable                                         [ ]

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Due to delays in receiving certain information necessary to complete the Company's financial statements for the year ending December 31, 2001, the report on Form 10-KSB could not be timely filed without unreasonable effort or expense.

PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Alexander Gordin, President at (212) 554-4394

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

     The Company reported a loss of $8,481,000 for the year ending December 31, 2000, of which $7,958,000 is attributable to the disposition of various assets in exchange for aluminum-air fuel cell technology acquired by the Company on February 16, 2001.

     For the year ending December 31, 2001, the Company anticipates a net loss of approximately $216,000, as compared to the prior year's loss of $8,481,000. The net loss for fiscal year 2001 resulted primarily from intensive and ongoing research and development of the Company's aluminum-air fuel cell technology, which is the focus of the Company's strategic development.


                               TRIMOL GROUP, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 28, 2002                      By:/s/ Alexander Gordin
                                              --------------------
                                              Name:  Alexander Gordin
                                              Title: President

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                          Violations (see U.S.C. 1001).